

November 5, 2010

Ms. Patricia D. Chiodo
Chief Financial Officer
RSC Holdings Inc.
6929 East Greenway Parkway
Scottsdale, Arizona 85254

      Re: Form 10-K/A for the year ended December 31, 2009
             Form 10-Q for the period ended September 30, 2010
             Definitive Proxy Statement on Schedule 14A filed March 15, 2010
                File No. 1-33485

Dear Ms. Chiodo:

      We have reviewed your response letter dated October 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.


RSC Holdings Inc.
Form 10-K/A for the Year Ended December 31, 2009


General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Liquidity and Capital Resources

Adjusted EBITDA, page 44

2. We note your response to comment 6 in our letter dated October 14, 2010. Please disclose that you also use Adjusted EBITDA as a liquidity measure. Please also ensure that you discuss all material limitations of your measurement of Adjusted EBITDA. For example, there may be additional non-discretionary expenditures that have not been included in your determination of Adjusted EBITDA. Please show us in your supplemental response what the revisions will look like.

Critical Accounting Policies and Estimates

Rental Equipment and Impairment of Long-Lived Assets, page 46

3. We note your response to comment 8 in our letter dated October 14, 2010. Please expand your disclosures regarding your impairment considerations in a similar manner to your response. You should specifically disclose your consideration of the decreases in fleet utilization, same store rental revenue, and equipment rental revenue in determining whether these assets should be tested for impairment. You should also discuss your consideration of the liquidity of the used rental equipment market. Please show us in your supplemental response what the revisions will look like.

 Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

4. We note your response to comment 12 in our letter dated October 14, 2010. It remains unclear how you recognize any revenue related to your three to five year service contracts. Please disclose your revenue recognition policy separately for each product and service that you provide, including the services provided under these contracts.

Form 10-Q for Period Ended September 30, 2010

General

5. Please address the above comments in your interim filings as well.

<u>Definitive Proxy Statement on Schedule 14A filed March 15, 2010</u>

<u>Compensation Discussion and Analysis, page 20</u>

6. We note your response to comment 19 in our letter dated October 14, 2010, in particular the statement "[t]he median of the peer group is a clear market reference point considered in context and relevancy to all other pertinent data." With a view towards future disclosure, please advise us as to whether you target individual compensation components and/or total compensation to the market median or some other percentile and, if so, advise us as to the target(s) and where actual compensation fell relative to the target(s).

<u>RSC Equipment Rental, Inc. and RSC Holdings III, LLC</u>

<u>General</u>

7. Please address the above comments in the filings of RSC Equipment Rental, Inc. and RSC Holdings III, LLC, as applicable.

You may contact Errol Sanderson at (202) 551-3746 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief